UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                              GRYPHON HOLDINGS INC.

                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    400515102
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                                 (CUSIP NUMBER)

                            Gregory B. Nevers, Esq.
                               Corporate Counsel
                               Markel Corporation
                                 4551 Cox Road
                              Glen Allen, VA 23060
                                 (804) 965-1673
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 1, 1998
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400515102

        This statement amends the statement on Schedule 13D dated March 30, 1998, as amended on May 26, 1998 and July 28, 1998 ("Schedule 13D"), previously filed by Markel Corporation, a Virginia corporation ("Markel"), relating to the common stock, $.01 par value per share ("Common Stock"), of Gryphon Holdings, Inc., a Delaware corporation ("Gryphon" or the "Issuer"). Defined terms used herein and not otherwise defined shall have the meaning set forth in the
Schedule 13D.

ITEM 4.        PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is amended and restated in full as follows:

      On September 1, 1998 Markel sent a letter to the Board of Directors of Gryphon, a copy of which is attached as Exhibit A and is hereby incorporated by this reference (the "September 1 Letter"). As indicated in the September 1 Letter, Markel has made a proposal (the "Proposal") to acquire all the issued and outstanding shares of Gryphon common stock in a merger transaction. The Proposal is subject to negotiation of mutually acceptable agreements and other documentation and receipt of all necessary regulatory and shareholder approvals. Under the Proposal each outstanding share of Gryphon Common Stock would be converted into the right to receive total consideration of $18.00. The consideration would consist of $15.50 in cash and $2.50 in notes (subject to possible offset for adverse developments). There can be no assurance (i) that the Gryphon Board of Directors will accept the Proposal or (ii) that any proposal, if accepted, would contain the same terms as the Proposal. If the Proposal is accepted and ultimately consummated Gryphon's shares of common stock would no longer be publicly listed or quoted in the NASDAQ National Market and Gryphon's shares of Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Markel intends to continue to monitor its investment and review Gryphon's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Markel may consider from time to time various alternative courses of action and may discuss with Gryphon's Board ways in which Gryphon's shareholder value may be increased. Markel may also seek to acquire additional shares of Common Stock through open market purchases, privately negotiated transactions or otherwise or it may seek to dispose of some or all of the shares of Gryphon Common Stock owned by Markel (the "Shares").

In addition to the possible actions set forth in the September 1 Letter and this
Item 4, Markel may have discussions with Gryphon's Board of Directors, management and/or other shareholders of Gryphon concerning (i) the acquisition or disposition of shares of Gryphon Common Stock; (ii) Gryphon's charter, bylaws, shareholder rights plan and other instruments and/or actions which may impede the acquisition of control of Gryphon; and (iii) Gryphon's current and future business plans, prospects and management. Except as described above or in the September 1 Letter, Markel does not currently have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) though (j) of Item 4 of Schedule 13D. However, Markel reserves the right at any time to formulate other plans and purposes regarding its Shares or Gryphon.


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 1998                       /s/ STEVEN A. MARKEL


                                               STEVEN A. MARKEL
                                               Vice Chairman

Exhibit A




September 1, 1998


Board of Directors
Gryphon Holdings, Inc.
30 Wall Street
New York, NY  10005-2201

Gentlemen:

As you know Markel Corporation ("Markel") presently owns 11.7% of the outstanding shares of Gryphon Holdings, Inc. ("Gryphon" ) and we have expressed an interest in acquiring more shares. As a result of your failure to respond to our prior communication and the purported amendment to Gryphon's shareholder rights plan, we have concluded that the best course of action for us to achieve our objective is to present a specific merger proposal for your consideration.

We propose a transaction in which Markel or one of its subsidiaries would acquire, after receiving all necessary regulatory and shareholder approvals, all outstanding Gryphon common shares for $18.00 per share. Our proposal is subject only to negotiation of mutually acceptable agreements and other documentation. The consideration would consist of $15.50 in cash and $2.50 in notes (subject to possible offset for adverse developments).

We believe our proposal is fair and generous to Gryphon shareholders. The proposed price represents a 55% premium over the current price for Gryphon shares as of the close of business yesterday, August 31, 1998. This proposal does not require due diligence and we believe mutually acceptable documentation could be completed in a matter of days.

As an alternative, we are prepared to pursue an all cash transaction following the completion of due diligence focused on the adequacy of loss and reinsurance reserves. If you wish to pursue this alternative we will complete any necessary due diligence in a very short time period.

In addition to providing significant value for Gryphon shareholders our proposal provides the best alternative for Gryphon to survive and prosper in the current market environment. Upon becoming part of a larger organization with greater resources Gryphon will become more competitive and innovative. Our proposal also provides better opportunities for Gryphon employees by allowing them to become part of a stronger, more successful organization.

Board of Directors
September 1, 1998
Page 2


We are prepared to meet with the full Board, an independent committee of the Board or the Company's advisors to discuss our proposal further and to answer any questions. We are also willing to discuss with you any ideas you may have for enhancing shareholder value. We are confident that you will find our proposal in the best interest of all Gryphon shareholders.

Please provide us with a written response from the Board no later than September 9, 1998.

Very truly yours,


Steven A. Markel
Vice Chairman